UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: May 28, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

Moscow and New York (May 28, 2009) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), the leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS), today announced its financial and operating results for the quarter ended March 31, 2009.

First Quarter 2009 Financial and Operating Highlights

•	Net operating revenues reached 66.8 billion Russian rubles*, an increase of 30.7% versus 1Q08 and a decrease of 4.1% versus 4Q08.

•	OIBDA reached 32.2 billion rubles, an increase of 5.0% versus 4Q08.

•	Consolidated OIBDA margin improved to 48.1% from 44.0% reported in the 4Q08.

•	Operating income reached 19.3 billion rubles, an increase of 239.5% versus 4Q08.

•	Net loss amounted to 8.5 billion rubles due to a 23.6 billion ruble foreign exchange loss.

•	Mobile subscribers increased by 1.7 million versus 4Q08, reaching 62.7 million.

*	In order to align the reporting currency with the predominant functional currency of the Company and simplify comparative performance analysis the Company has decided to change its reporting currency to the Russian ruble. The RUR/USD exchange rate at the end of 1Q2009 was 34.01 and the average rate for the quarter ended March 31, 2009 was 33.93, the RUR/USD exchange rate at the end of 4Q2008 was 29.38 and the average rate for the quarter ended December 31, 2008 was 27.27.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Commenting on the performance of the Company, Boris Nemsic, Chief Executive Officer of VimpelCom, said, “During the first quarter of 2009 the economies of Russia and the CIS countries went through a period of intense macroeconomic turmoil with a significant decline in overall business confidence, rapid currency devaluations, a drop in industrial production and rising unemployment. Despite the unfavorable macroeconomic conditions and usual seasonal slowdown, we managed to deliver strong quarterly results with revenues of 66.8 billion rubles and OIBDA of 32.2 billion rubles with a healthy OIBDA margin of over 48%. The relatively minor impact of the economic environment on the operational side of our business reconfirms our belief in the resilience of the telecom industry.

During the quarter we increased the number of active mobile subscribers from 61.0 million to 62.7 million. Our residential broadband business grew ahead of our initial expectations. In the fixed-line corporate segment we observed good performance with revenues increasing by 5% quarter-on-quarter.

The set of measures that we implemented at the beginning of the macroeconomic uncertainty has started to bear fruit. Integration synergies and a focus on cost-control, coupled with the usual seasonal effect, yielded a consolidated OIBDA margin of over 48%, a 5% increase in OIBDA quarter-on-quarter.

Our cash flow from operations increased by 34% over the previous quarter and amounted to 28.0 billion rubles, which equals US$826 million at the average exchange rate of 33.93 RUR/USD. Looking forward we think that the most recent macroeconomic developments, if maintained, give us reason for cautious optimism”.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Key Consolidated Financial and Operating Results

CONSOLIDATED OPERATIONS (RUR, millions)	1Q 2009	1Q * 2008	y-o-y**	4Q 2008	q-o-q***
Net operating revenues	66,843	51,138	30.7%	69,677	-4.1%
OIBDA	32,166	27,315	17.8%	30,648	5.0%
OIBDA margin, %	48.1%	53.4%		44.0%
Operating income	19,266	17,019	13.2%	5,674	239.5%
Operating income margin, %	28.8%	33.3%		8.1%
SG&A	18,206	12,820	42.0%	21,465	-15.2%
including Sales & Marketing Expenses	5,302	4,525	17.2%	7,784	-31.9%
including General & Administrative Costs	12,904	8,295	55.6%	13,681	-5.7%
SG&A percentage	27.2%	25.1%		30.8%
Net (loss)/income	-8,514	14,587	n/a	-22,243	n/a
Net (loss)/income per common share, (RUR)	-168.20	287.28		-439.44
Net (loss)/income per ADS equivalent, (RUR)	-8.41	14.36		-21.97
Capital expenditures	3,925	8,696	-54.9%	23,328	-83.2%
Mobile subscribers (‘000)	62,724	52,293	19.9%	61,029	2.8%
Broadband subscribers**** (‘000)	1,538	542	183.8%	1,206	27.5%

*	Only one month of Golden Telecom’s operations was consolidated in 1Q08.
**	y-o-y stands for 1Q09 vs. 1Q08 comparison.
***	q-o-q stands for 1Q09 vs. 4Q08.
****	See definitions in Attachment A.

Net operating revenues 1Q 2009***** (RUR, millions)	Russia	CIS	Eliminations	Total
Mobile business	45,653	9,331	-67	54,917
Fixed business	13,308	2,169	-459	15,018
Eliminations	-2,689	-213	-190	-3,092
Total net operating revenue	56,272	11,287	-716	66,843

*****	Due to the increasing integration between different parts of our business, we include inter-company transactions in the reported revenues of geographic and business segments, and indicate the amount of inter-company eliminations within and between the segments.

The first quarter net operating revenues reflect the underlying stability of our business with the 10.5% quarterly growth in revenues in the fixed segment partially offsetting the 6.2% decline in our mobile revenues.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

With the onset of the economic crisis we shifted our focus to cash generation and preservation. Cost reduction efforts helped to improve our consolidated OIBDA margin and deliver 5% quarterly OIBDA growth. While in absolute terms our quarterly OIBDA increased by 17.8% versus one year ago, the decrease in OIBDA margin year-on-year can be attributed largely to two factors. The first factor is the significant reversal in the first quarter of 2008 of prior accruals related to stock-based compensation for employees and the second factor is the fact that we began consolidating the lower margin fixed business of Golden Telecom only in March 2008.

In the first quarter we took a prudent approach to investment and focused on effective cash management. As a result, we invested 3.9 billion rubles in CAPEX during the first quarter of 2009, 54.9% less than in the first quarter of 2008.

Our financial results again were negatively affected by the currency devaluations in Russia, Kazakhstan and Armenia. This resulted in a 23.6 billion ruble net foreign exchange loss primarily due to the revaluation of our long-term foreign currency debt.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Russia - Financial and Operating Results

RUSSIA (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	56,272	43,597	29.1%	58,809	-4.3%
OIBDA	27,227	24,081	13.1%	25,849	5.3%
OIBDA margin, %	48.4%	55.2%		44.0%
Operating income	17,719	16,260	9.0%	7,847	125.8%
Operating income margin, %	31.5%	37.3%		13.3%
SG&A	14,936	10,514	42.1%	18,198	-17.9%
including Sales & Marketing Expenses	4,485	3,823	17.3%	6,706	-33.1%
including General & Administrative Costs	10,451	6,691	56.2%	11,492	-9.1%
SG&A percentage	26.5%	24.1%		30.9%
Net (loss)/income	-6,722	14,954	n/a	-12,132	n/a

Our quarterly net operating revenues in Russia amounted to 56.3 billion rubles, a decline of 4.3% compared to the previous quarter. The consolidated OIBDA margin in Russia was 48.4%, improving versus the previous quarter largely due to our continuing cost optimization efforts.

In the mobile segment, we increased our subscriber base by 1.7 million. MOU was down by 10.9% compared with the previous quarter, reflecting seasonal trends and the impact of the economic environment. The drop in MOU, coupled with stable pricing, led to a decrease in ARPU of 10.0%.

MOU grew by 2.2% in comparison to the first quarter of 2008. This, coupled with a strong increase in our subscriber base over the past year, resulted in year-on-year mobile revenue growth of 12.3%.

Our fixed-line revenues grew by 11.3% quarter-on-quarter, representing 19.6% of our total revenues in Russia. We are especially pleased with the improvement in our fixed-line OIBDA margin to 30.1% from 24.6% reported in the fourth quarter.

We continue gaining subscribers in the fast growing residential broadband market in Russia providing both fixed and mobile access. In the first quarter of 2009 our total number of residential broadband subscribers in Russia including FTTB and mobile broadband increased by 0.3 million subscribers and reached 1.5 million.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

RUSSIA REVENUES (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	56,272	43,597	29.1%	58,809	-4.3%
Mobile revenues	45,653	40,644	12.3%	48,987	-6.8%
Fixed revenues	13,308	3,191	317.0%	11,962	11.3%
Eliminations	-2,689	-238		-2,140

RUSSIA OIBDA DEVELOPMENT * (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA Total	27,227	24,081	13.1%	25,849	5.3%
Mobile OIBDA	23,222	23,265	-0.2%	22,902	1.4%
Fixed OIBDA	4,005	816	390.8%	2,947	35.9%
Total OIBDA margin, %	48.4%	55.2%		44.0%
Mobile OIBDA margin, %	50.9%	57.2%		46.8%
Fixed OIBDA margin, %	30.1%	25.6%		24.6%

RUSSIA OPERATING DEVELOPMENT	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Mobile subscribers (‘000)	49,351	42,079	17.3%	47,677	3.5%
Subscriber market share, %	25.9%	25.0%		25.4%
MOU, min	203.0	198.7	2.2%	227.8	-10.9%
ARPU mobile, (RUR)	306.6	320.7	-4.4%	340.6	-10.0%
Broadband subscribers (‘000)	1,498	530	182.6%	1,182	26.7%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ12009.xls which is an integral part of this press release.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

CIS - Financial and Operating Results

CIS OPERATIONS (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	11,287	7,687	46.8%	11,441	-1.3%
OIBDA	5,079	3,259	55.8%	4,889	3.9%
OIBDA margin, %	45.0%	42.4%		42.7%
Operating income	1,691	784	115.7%	-1,055	n/a
Operating income margin, %	15.0%	10.2%		-9.2%
SG&A	3,140	2,287	37.3%	3,186	-1.4%
including Sales & Marketing Expenses	771	703	9.7%	1,078	-28.5%
including General & Administrative Costs	2,369	1,584	49.6%	2,108	12.4%
SG&A percentage	27.8%	29.8%		27.8%
Net (loss)/income	-374	-346	n/a	-7,593	n/a
Mobile subscribers (‘000)	13,373	10,214	30.9%	13,352	0.2%
Broadband subscribers*) (‘000)	40	12	233.3%	24	66.7%

The share of revenues from our operations in the CIS markets increased to 16.9% of our total consolidated revenues reflecting regional and functional diversity. Although in absolute terms our CIS revenues decreased 1.3% quarter-on-quarter, revenues showed a remarkable year-on-year growth of 46.8%. However, the revenue dynamics vary country-to-country when expressed in local currencies (Please see Attachment F for the applicable exchange rates).

The consolidated OIBDA from our CIS operations increased 3.9% quarter-on-quarter to 5.1 billion rubles, reflecting cost optimization throughout the Group. In the first quarter of 2009 we reported a net loss in the CIS of 0.4 billion rubles primarily due to a 1.8 billion ruble foreign exchange loss in Kazakhstan.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

CIS Revenues Development

KAZAKHSTAN (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	5,223	3,951	32.2%	5,369	-2.7%
Mobile	5,145	3,932	30.8%	5,282	-2.6%
Fixed	166	27	514.8%	194	-14.4%
Elimination	-88	-8		-107

UKRAINE (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	1,609	1,086	48.2%	1,922	-16.3%
Mobile	894	883	1.2%	1,296	-31.0%
Fixed	836	216	287.0%	719	16.3%
Elimination	-121	-13		-93

ARMENIA (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	1,787	1,433	24.7%	1,738	2.8%
Mobile	721	555	29.9%	742	-2.8%
Fixed	1,066	878	21.4%	996	7.0%
Elimination	0	0		0

UZBEKISTAN (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	1,984	958	107.1%	1,813	9.4%
Mobile	1,884	939	100.6%	1,731	8.8%
Fixed	101	19	431.6%	82	23.2%
Elimination	-1	0		0

TAJIKISTAN (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	487	203	139.9%	448	8.7%
Mobile	487	203	139.9%	448	8.7%

GEORGIA (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	205	59	247.5%	162	26.5%
Mobile	205	59	247.5%	162	26.5%

CIS (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	11,287	7,687	46.8%	11,441	-1.3%
Mobile	9,331	6,570	42.0%	9,655	-3.4%
Fixed	2,169	1,140	90.3%	1,991	8.9%
Elimination	-213	-23		-205

VimpelCom Announces First Quarter 2009 Financial and Operating Results

CIS OIBDA Development*

KAZAKHSTAN (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA total	2,672	1,988	34.4%	2,663	0.3%
Mobile	2,584	1,979	30.6%	2,558	1.0%
Fixed	88	9	877.8%	105	-16.2%
OIBDA Margin, %	51.2%	50.3%		49.6%

UKRAINE (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA total	215	79	172.2%	316	-32.0%
Mobile	-2	28	n/a	155	n/a
Fixed	217	51	325.5%	161	34.8%
OIBDA margin, %	13.4%	7.3%		16.4%

ARMENIA (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA total	924	704	31.3%	867	6.6%
Mobile	356	251	41.8%	341	4.4%
Fixed	568	453	25.4%	526	8.0%
OIBDA Margin, %	51.7%	49.1%		49.9%

UZBEKISTAN (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA total	1,122	509	120.4%	932	20.4%
Mobile	1,082	502	115.5%	900	20.2%
Fixed	40	7	471.4%	32	25.0%
OIBDA Margin, %	56.6%	53.1%		51.4%

TAJIKISTAN (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA total	164	32	412.5%	144	13.9%
Mobile	164	32	412.5%	144	13.9%
OIBDA Margin, %	33.7%	15.8%		32.1%

GEORGIA (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA total	-18	-53	n/a	-33	n/a
Mobile	-18	-53	n/a	-33	n/a
OIBDA Margin, %	n/a	n/a		n/a

CIS (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA total	5,079	3,259	55.8%	4,889	3.9%
Mobile	4,166	2,739	52.1%	4,065	2.5%
Fixed	913	520	75.6%	824	10.8%
OIBDA margin, %	45.0%	42.4%		42.7%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ12009.xls which is an integral part of this press release.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

CIS Operating Highlights

KAZAKHSTAN	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Mobile subscribers (‘000)	6,377	4,777	33.5%	6,270	1.7%
Subscriber market share*, %	43.8%	39.5%		43.4%
MOU, min	81.1	99.1	-18.2%	100.5	-19.3%
ARPU mobile, (RUR)	268.5	280.3	-4.2%	294.6	-8.9%

UKRAINE	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Mobile subscribers (‘000)	1,894	1,971	-3.9%	2,052	-7.7%
Subscriber market share*, %	3.4%	3.5%		3.6%
MOU, min	213.3	210.2	1.5%	230.0	-7.3%
ARPU mobile, (RUR)	151.4	147.3	2.8%	189.9	-20.3%
Broadband subscribers (‘000)	40	12	233.3%	24	66.7%
ARPU broadband, (RUR)	299.8	363.8	-17.6%	369.0	-18.8%

ARMENIA	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Mobile subscribers (‘000)	481	520	-7.5%	544	-11.6%
Subscriber market share*, %	19.0%	26.9%		21.2%
MOU, min	174.7	158.9	9.9%	150.0	16.5%
ARPU mobile, (RUR)	478.7	391.7	22.2%	371.6	28.8%

UZBEKISTAN	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Mobile subscribers (‘000)	3,653	2,422	50.8%	3,636	0.5%
Subscriber market share*, %	27.9%	33.6%		29.6%
MOU, min	238.6	265.3	-10.1%	288.6	-17.3%
ARPU mobile, (RUR)	177.1	141.4	25.2%	178.5	-0.8%

TAJIKISTAN	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Mobile subscribers (‘000)	722	378	91.0%	625	15.5%
Subscriber market share*, %	19.8%	16.5%		18.3%
MOU, min	171.7	205.8	-16.6%	243.4	-29.5%
ARPU mobile, (RUR)	239.7	194.7	23.1%	262.5	-8.7%

GEORGIA	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Mobile subscribers (‘000)	246	146	68.5%	225	9.3%
Subscriber market share*, %	6.5%	4.7%		6.0%
MOU, min	121.2	87.1	39.2%	129.8	-6.6%
ARPU mobile, (RUR)	285.5	178.8	59.7%	265.7	7.5%

*	Source: AC&M-Consulting. Starting from January 1, 2008 VimpelCom’s market share is calculated on the basis of active subscribers.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Other Operations

In May 2009, we launched commercial operations in Cambodia, offering our services under our Beeline brand. During the first stage our services will be available in the 11 largest provinces reaching 37% of the country’s population. By the end of 2009, we plan to provide coverage to an area with more than two thirds of the country’s population.

In Vietnam, we remain on track with the rollout of our joint-venture’s networks and sales channels build-out and plan to launch commercial operations in mid-summer.

OTHER (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
OIBDA total	-140	-25	n/a	-90	n/a

* * *

For more information on financial and operating data for specific countries, please refer to the supplementary file FinancialOperatingQ12009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

The Company’s management will discuss its first quarter 2009 results during a conference call and slide presentation on May 28, 2009 at 6:30 pm Moscow time (10:30 am US ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through June 10, 2009. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s development plans in Cambodia and Vietnam and management’s expectations about macroeconomic developments and the resilience of the telecommunications industry. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com

VimpelCom Announces First Quarter 2009 Financial and Operating Results

- Definitions and tables are attached –

Attachment A: Definitions

Mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the period and dividing by the number of months in that period. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile home internet service via USB modems.

CIS Geographic Segment for the purpose of VimpelCom reporting includes our operations in the following countries: Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Armenia and Georgia.

Fixed-line subscriber is an authorized user of fixed-line communications services.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by Russian law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our mobile subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, by the total estimated number of mobile subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, and is provided by AC&M-Consulting.

Mobile services are wireless voice and data transmission services excluding WiFi.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and impairment loss. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and impairment loss are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Prepaid subscribers are those subscribers who pay for their services in advance.

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Take-up rate for the FTTB network is calculated by dividing the number of FTTB subscribers by the total number of households passed.

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2009	2008
	(In millions of Russian rubles, except per share (ADS) amounts)
Operating revenues:
Service revenues	65,808	51,074
Sales of equipment and accessories	981	41
Other revenues	131	59

Total operating revenues	66,920	51,174
Revenue based tax	(77)	(36)

Net operating revenues	66,843	51,138

Operating expenses:
Service costs	14,903	10,456
Cost of equipment and accessories	981	39
Selling, general and administrative expenses	18,206	12,820
Depreciation	10,452	8,661
Amortization	2,448	1,635
Provision for doubtful accounts	587	508

Total operating expenses	47,577	34,119

Operating income	19,266	17,019
Other income and expenses:
Interest income	500	357
Net foreign exchange (loss)/gain	(23,609)	4,488
Interest expense	(4,646)	(1,919)
Equity in net loss of associates	(1,198)	—
Other (expenses)/income, net	(191)	(198)

Total other income and expenses	(29,144)	2,728

(Loss)/Income before income taxes and noncontrolling interest	(9,878)	19,747
Income tax (benefit)/expense	(985)	4,746

Net (loss)/income	(8,893)	15,001
Net (loss)/income attributable to the noncontrolling interest	(379)	414

Net (loss)/income attributable to VimpelCom	(8,514)	14,587

Basic and diluted earnings per share:
Net (loss)/income attributable to VimpelCom per common share (RUR)	(168.20)	287.28
Net (loss)/income attributable to VimpelCom per ADS equivalent (RUR)	(8.41)	14.36

Weighted average common shares outstanding (thousands)	50,617	50,777

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	March 31, 2009	December 31, 2008
	(In millions of Russian rubles)
Assets
Current assets:
Cash and cash equivalents	32,861	26,873
Trade accounts receivable, net of allowance for doubtful debt	15,153	13,974
Other current assets	25,899	29,855

Total current assets	73,913	70,702

Non–current assets
Property and equipment, net	184,962	188,778
Telecommunication licenses, net	21,590	22,470
Goodwill and other intangible assets, net	126,718	128,083
Investments in associates	14,660	14,501
Other non-current assets	39,796	37,448

Total non–current assets	387,726	391,280

Total assets	461,639	461,982

Liabilities and equity
Current liabilities:
Accounts payable	22,001	26,409
Customer advances, net of VAT, and deposits	10,486	13,360
Short-term debt	81,234	56,093
Accrued liabilities	21,947	16,205

Total current liabilities	135,668	112,067

Deferred income taxes	17,073	18,934
Long-term debt	180,525	191,963
Other non-current liabilities	4,369	3,608

Total VimpelCom shareholder’s equity	118,248	128,741

Noncontrolling interest	5,756	6,669

Total equity	124,004	135,410

Total liabilities and equity	461,639	461,982

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2009	2008
	(In millions of Russian rubles)
Net cash provided by operating activities	28,014	20,862

Purchases of property and equipment	(5,050)	(9,519)
Purchases of intangible assets	(297)	(429)
Acquisition of subsidiaries, net of cash acquired	—	(102,515)
Investments in associates	—	—
Loan granted	—	(8,491)
Short-term deposits	—	1,024
Exercise of escrow cash deposit	—	4,856
Purchases of software and other assets, net	(1,556)	(2,093)

Net cash used in investing activities	(6,903)	(117,167)

Proceeds from bank and other loans	—	89,956
Proceeds from sale of treasury stock	—	19
Repayments of bank and other loans	(18,851)	(2,663)
Payments of fees in respect of debt issues	(284)	(786)

Net cash (used in)/provided by financing activities	(19,135)	86,526

Effect of exchange rate changes on cash and cash equivalents	4,012	(262)

Net increase (decrease)/in cash and cash equivalents	5,988	(10,041)
Cash and cash equivalents at beginning of period	26,873	24,637

Cash and cash equivalents at end of period	32,861	14,596

Supplemental cash flow information
Cash paid during the period:
Income tax	1,356	4,506
Interest	3,003	1,031
Non-cash activities:
Equipment acquired under financing agreements	6	903
Accounts payable for equipment and other long-lived assets	10,485	6,039
Acquisitions:
Fair value of assets acquired	—	62,522
Difference between the amount paid and the fair value of net assets acquired	—	66,623
Consideration for the acquisition of subsidiaries	—	(104,682)

Change in fair value of liabilities assumed	—	24,463

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Consolidated OIBDA

(In millions of Russian rubles)

OIBDA Consolidated Total	1Q 2009	1Q 2008	4Q 2008
OIBDA	32,166	27,315	30,648
Depreciation	(10,452)	(8,661)	(10,325)
Amortization	(2,448)	(1,635)	(2,577)
Impairment loss	0	0	(12,072)
Operating income	19,266	17,019	5,674

Reconciliation of OIBDA Margin
OIBDA Margin Consolidated Total	1Q 2009	1Q 2008	4Q 2008
OIBDA margin	48.1%	53.4%	44.0%
Less: Depreciation as a percentage of net operating revenues	(15.6)%	(16.9)%	(14.9)%
Less: Amortization as a percentage of net operating revenues	(3.7)%	(3.2)%	(3.7)%
Less: Impairment loss as a percentage of net operating revenues	0.0%	0.0%	(17.3)%
Operating income as a percentage of net operating revenues	28.8%	33.3%	8.1%

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Attachment D: Capex Development

CAPEX (RUR, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Total capex	3,925	8,696	-54.9%	23,328	-83.2%
Russia	3,070	5,022	-38.9%	17,495	-82.5%
CIS	416	3,543	-88.3%	5,547	-92.5%
Kazakhstan	191	1,034	-81.5%	2,172	-91.2%
Ukraine	96	644	-85.1%	1,578	-93.9%
Armenia	9	356	-97.5%	646	-98.6%
Uzbekistan	50	1,162	-95.7%	471	-89.4%
Tajikistan	15	176	-91.5%	488	-96.9%
Georgia	55	171	-67.8%	192	-71.4%
Other	439	131	235.1%	286	53.5%

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Attachment E: Key Financial Results in US Dollars (Convenience Translation)

CONSOLIDATED OPERATIONS (US$, millions)	1Q 2009	1Q 2008	y-o-y	4Q 2008	q-o-q
Net operating revenues	1,970	2,108	-6.5%	2,555	-22.9%
OIBDA	948	1,126	-15.8%	1,124	-15.7%
OIBDA margin, %	48.1%	53.4%		44.0%
Operating income	568	702	-19.1%	208	173.1%
Operating income margin, %	28.8%	33.3%		8.1%
SG&A	537	528	1.7%	787	-31.8%
including Sales & Marketing Expenses	156	187	-16.6%	285	-45.3%
including General & Administrative Costs	380	341	11.4%	502	-24.3%
SG&A percentage	27.3%	25.0%		30.8%
Net (loss)/income	-251	601	n/a	-816	n/a
Net (loss)/income per common share, (US$)	-4.96	11.84		-16.12
Net (loss)/income per ADS equivalent, (US$)	-0.25	0.59		-0.81
Capital expenditures	115.7	358.0	-67.7%	855.5	-86.5%

VimpelCom Announces First Quarter 2009 Financial and Operating Results

Attachment F: Average Rates of Functional Currencies to Ruble*

Functional Currency/ 1 RUR		1Q08	2Q08	3Q08	4Q08	1Q09
Kazakhstan	KZT	4.9690	5.1038	4.9540	4.4077	4.0948
Ukraine	UAH	0.2081	0.2101	0.2003	0.2274	0.2281
Tajikistan	USD	0.0412	0.0423	0.0412	0.0367	0.0295
Uzbekistan	USD	0.0412	0.0423	0.0412	0.0367	0.0295
Armenia	AMD	12.6926	13.0012	12.4664	11.2309	9.6090
Georgia	GEL	0.0641	0.0612	0.0582	0.0568	0.0495

*	Functional currencies in Tajikistan and Uzbekistan are US dollars.

Participants

Beeline™

Presentation

Alexander Torbakhov, General Director
Boris Nemsic, Chief Executive Officer
Elena Shmatova, CFO

Q&A Session

will be joined by:

Kent McNeley,
VP, Chief Marketing Officer

Dmitry Pleskonos,
Executive VP, Business Development CIS

Andrey Patoka,
VP, Head of B2B Russia

2009 | 3
© Beeline 2009

1Q09 in Brief

- Strong results in spite of macroeconomic turmoil in Russia and the CIS countries
- Revenue of 67 billion rubles with subscriber growth of 1.7 million
- OIBDA up 5% quarter-on-quarter to 32 bn rubles
- Consolidated OIBDA margin increased to 48.1% in line with our long-term targets
- Repaid $530 million of debt, obtained additional financing commitments and accumulated $966 million in cash

2009 | 4 |
© Beeline 2009

Quarterly Financial Dynamics

Revenue*, RUR bn

+30.7%
49.5
51.1
61.7
68.9
69.7
66.8
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Net Income (Loss), RUR bn

9.1
14.6
11.1
6.5
-22.2
-8.5
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

OIBDA, RUR bn

+17.8%
22.6
27.3
28.9
33.6
30.6
32.2
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

OIBDA Margin, %

45.7%
53.4%
46.8%
48.8%
44.0%
48.1%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

* Here and thereafter refers to net operating revenues.

2009 | 5
© Beeline 2009

Financial Position

CAPEX LTM/Revenue LTM, %

25%
24%
25%
26%
25%
23%
4Q 07
1Q 08
2Q 08
3Q08
4Q08
1Q09

Key indicators

	March 31, 2009	Dec 31, 2008	Dec 31, 2007
Cash and Cash Equivalents (RUR mln)	32,861	26,873	24,637
Total Assets (RUR mln)	461,639	461,982	259,426
Total Debt(RUR mln)	261,759	248,056	67,910
-Short-term	*81,234*	*56,093*	*12,924*
-Long-term	*180,525*	*191,963*	*54,986*
Equity(RUR mln)	124,004	135,410	139,918
Net Debt (RUR mln)	228,898	221,183	43,273
Total Debt (US$ mln)	7,696	8,443	2,767
Net Debt (US$ mln)	6,730	7,528	1,763

2009 | 6 |
© Beeline 2009

Cash Flow & Key Ratios

Liquidity position, $ mln

3,597
3,956
4,282
4,654
4,860
4,683
0.8
1.7
1.8
1.7
1.7
1.6
1,295
2,176
2,426
3,532
3,565
3,750
4Q 07
1Q 08
2Q 08
3Q08
4Q08
1Q09
OIBDA LTM
CAPEX LTM+Short-term Debt Net of Cash
Total Debt/OIBDA

Key Ratios

(US$ mln)*	March 31, 2009	Dec 31, 2008	Dec 31, 2007
LTM OIBDA**	**4,683**	**4,860**	**3,597**
- LTM Depreciation, amortization and impairment loss	*2,280*	*2,324*	*1,391*
- LTM Operating Income	*2,403*	*2,536*	*2,206*
LTM Interest	*553*	*496*	*195*
Debt/Equity	*2.1*	*1.8*	*0.5*
Debt/OIBDA LTM	*1.6*	*1.7*	*0.8*
OIBDA/Interest	*8.5*	*9.8*	*18.4*
Debt/Assets	*0.57*	*0.54*	*0.26*

* Translated into US$ for convenience: Balance sheet data were translated at the exchange rate at of RUR/US$ 34.0134 set at the end of 1Q 2009, P&L LTM data were calculated as the sum of quarterly results in US$ reported in 2Q 2008, 3Q 2008 and 4Q 2008 and the result of 1Q 2009 translated at the 1Q 2009 average exchange rate of RUR/US$ 33.9308.

** LTM OIBDA constitutes the sum of the lines: LTM Operating Income and LTM Depreciation, Amortization and Impairment Loss. LTM stands for "last twelve months" to reporting date.

2009 | 7 |
© Beeline 2009

Debt Profile as of March 31, 2009*

Debt Maturity Schedule, USD mln

530
427
264
163
633
277
1,867 **
1,174
693
1,924
1,441
294
1,087
16
600
1,000
1Q09
2Q09
3Q09
4Q09
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Debt Composition

EUR, 10%
RUR, 14%
USD, 76%

Floating; 41%
Fixed; 59%

Vendors, 3%
Bonds, 48%
Banks, 49%

2009 | 8

* 1Q09 figures at actual rate. All other figures at the rate as of March 31, 2009
** $693 mln paid as of May 28, 2009

© Beeline 2009

Russia: Consolidated Operations

Revenue*, RUR bn
58.8
58.8
56.3
52.9
43.6
10.8
12.0
13.3
9.8
3.2
41.9
40.6
44.0
49.4
49.0
45.7
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

CAPEX, RUR bn
11.5
5.0
10.0
12.2
17.5
3.1
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

OIBDA (RUR bn) and OIBDA Margin
29.5
27.2
24.1
25.0
25.8
26.8
19.1
23.3
22.9
22.9
23.2
55.2%
45.4%
47.3%
50.1%
44.0%
48.4%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Mobile
Fixed
OIBDA Margin

CAPEX / Revenue LTM
17%
17%
18%
20%
21%
19%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

2009 | 9

* Total revenue adjusted for eliminations between fixed and mobile segments in Russia

© Beeline 2009

Russia: Mobile Highlights

Subscribers, mln

+17.3%
42.2
42.1
42.5
45.1
47.7
49.4
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Revenue, RUR bn

+12.3%
41.9
40.6
44.0
49.4
49.0
45.7
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Mobile ARPU & MOU

333
321
348
368
341
307
204
199
220
229
228
203
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
ARPU (RUR)
MOU (min)

OIBDA (RUR bn) & OIBDA Margin

19.1
23.3
22.9
26.8
22.9
23.2
45.4%
57.2%
52.0%
54.2%
46.8%
50.9%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
OIBDA
OIBDA Margin

2009 | 10
© Beeline 2009

Russia: Fixed Revenue

Revenue, RUR bn
+46.2%
8.9
9.1
3.2
5.9
9.8
10.8
12.0
13.3
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
GT revenue
VIP revenue
Business Segment, RUR bn
4.7
4.7
1.7
3.0
4.9
5.2
5.5
5.8
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Wholesale Segment, RUR bn
3.4
3.5
1.2
2.3
3.8
4.5
5.2
6.1
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Residential Segment, RUR bn
0.8
0.9
0.3
0.6
1.1
1.1
1.3
1.4
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

2009 | 11
© Beeline 2009

Russia: Residential Broadband Development*

Broadband Subscribers, '000

1,498
1,182
764
650
412
91
428
530
604
673
770
848
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

FTTB Households Passed (mln) & Take-up Rate

3.8
4.1
5.5
5.9
7.2
7.5
8.9%
10.3%
8.6%
9.2%
8.8%
9.6%
4Q 07
1Q 08
2Q 08
3Q 08
4Q08
1Q 09

Broadband Revenue, RUR mln

477
**
231
28
468
578
680
723
860
1,031
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Broadband ARPU, RUR

421
427
400
376
273
396
310
421
298
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Fixed Residential BB   Mobile Internet (USB modems)

2009 | 12

* Broadband business of Golden Telecom was consolidated beginning from March 2008
** These revenues are not included in the fixed-line residential segment

© Beeline 2009

Kazakhstan: Operating & Financial Highlights

Mobile Subscribers, mln

+33.5%
4.6
4.8
5.1
5.6
6.3
6.4
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Revenue (RUR bn) & OIBDA Margin

52.8%
50.3%
52.0%
53.4%
49.6%
51.2%
4.3
4.0
4.4
4.8
5.4
5.2
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Revenue
OIBDA Margin

Mobile ARPU & MOU

99
99
110
108
101
81
321
280
290
294
295
269
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
ARPU (RUR)
MOU (min)

Capex / Revenue LTM

35%
34%
34%
38%
34%
28%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

2009 | 13 | © Beeline 2009

Ukraine: Operating & Financial Highlights

Mobile Subscribers, mln

-3.9%
1.9
2.0
2.1
2.4
2.1
1.9
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Revenue* (RUR bn) & OIBDA Margin

0.9
1.1
1.7
2.3
1.9
1.6
0.2
0.7
0.8
0.7
0.8
0.9
1.1
1.7
1.3
0.9
10.6%
7.3%
13.1%
-1.8%
16.4%
13.4%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Mobile
Fixed
OIBDA Margin

Mobile ARPU & MOU

183
210
231
262
230
213
138
147
178
235
190
151
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
ARPU (RUR)
MOU (min)

Capex / Revenue LTM

140%
110%
86%
75%
67%
55%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

2009 | 14

* Total revenue adjusted for eliminations between fixed and mobile segments in Ukraine

© Beeline 2009

Armenia: Operating & Financial Highlights

Mobile Subscribers, '000

-7.5%
442
520
655
784
544
481
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Revenue* (RUR bn) & OIBDA Margin

1.5
1.4
1.5
1.7
1.7
1.8
0.9
0.9
0.9
0.9
1.0
1.1
54.3%
49.1%
46.9%
48.8%
49.9%
51.7%
0.6
0.6
0.6
0.8
0.7
0.7
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Mobile
Fixed
OIBDA Margin

Mobile ARPU & MOU

172
159
165
140
150
175
429
392
363
337
372
479
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Mobile ARPU (RUR)
Mobile MOU (min)

Capex / Revenue LTM

38%
41%
41%
39%
31%
24%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

2009 | 15

* Total revenue adjusted for eliminations between fixed and mobile segments in Armenia

© Beeline 2009

Uzbekistan: Operating & Financial Highlights

Beeline

Mobile Subscribers, mln

+50.8%
2.1
2.4
2.8
3.1
3.6
3.7
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

Revenue (RUR bn) & OIBDA Margin

48.5%
53.1%
53.5%
56.4%
51.4%
56.6%
0.90
0.96
1.23
1.42
1.81
1.98
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Revenue
OIBDA Margin

Mobile ARPU & MOU

283
265
295
299
289
239
168
141
156
158
179
177
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
ARPU(RUR)
MOU (min)

Capex / Revenue LTM

122%
133%
150%
130%
79%
49%
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

2009 | 16
© Beeline 2009

South-East Asian Operations

Beeline

Cambodia
Population: 14.2 mln.
Penetration: ~25%*
GDP per capita: $2,100**
GDP growth rate in 2008: 6.8%

Vietnam
Population: 86.1 mln.
Penetration: ~58%*
GDP per capita: $2,900**
GDP growth rate in 2008: 6.2%

Cambodia

- **Commercial operations launched in May 2009**
- First stage of network rollout is 100% implemented with all technical systems complete, up and running
- Interconnect agreements signed with all operators
- Distributions agreements with traditional dealers and non-traditional channels are signed
- Retail presence in almost 1,000 outlets

Vietnam

- Network rollout and sales channels build-up are on schedule
- Key management positions fully staffed
- Integration of billing and tests of other platforms and services
- Fine-tuning of the market entry strategy
- Contracts with commercial partners (traditional and exclusive distributors, Media and BTL-agencies) signed

* Source: Global Mobile, Company estimates
** PPP adjusted; Source: CIA World Factbook.

2009 | 17
© Beeline 2009

Summary

- Core operations showing resilience amid current economic environment
- Strong margin performance resulting in solid cash flow
- CEO/General Director transition completed
- Recent signs of macroeconomic stabilization, if maintained, provide reason for cautious optimism

2009 | 18
© Beeline 2009

Map of Operations

Ukraine
Population: 46.2 mln.
Acquired: Nov. 2005
Penetration: 121%
GDP* 7,800
Georgia
Population: 4.5 mln.
Acquired: Jul. 2006
Penetration: 83%
GDP* 5,000
Armenia
Population: 3.2 mln.
Acquired: Nov. 2006
Penetration: 79%
GDP* 6,600
Russia
Population: 142.0 mln.
Penetration: 132%
GDP*: 15,800
Kazakhstan
Population: 15.6 mln.
Acquired: Sept. 2004
Penetration: 93%
GDP* 12,000
Uzbekistan
Population: 27.1 mln.
Acquired: Jan. 2006
Penetration: 45%
GDP* 2,700
Tajikistan
Population: 7.2 mln.
Acquired: Jan. 2006
Penetration: 48%
GDP* 1,800
Vietnam
Population: 86.1 mln.
JVA signed: Jul. 2008
Penetration: ~77%
GDP* 2,900
Cambodia
Population: 14.2 mln.
Acquired : Jul. 2008
Penetration: ~25%
GDP* 2,100
GSM & 3G licenses
GSM license only
No VIP license

Source: CIA World Factbook; AC&M-Consulting; Global Mobile, Company estimates

*GDP(PPP), $ per capita

2009 | 20

© Beeline 2009

FOREX Development

Beeline

		2Q08			3Q08		4Q08		1Q09	
	Currency	Opening rate	Average Rate	Closing Rate	Average Rate	Closing Rate	Average Rate	Closing Rate	Average Rate	Closing Rate
	KZT	5.13	5.10	5.14	4.95	4.73	4.41	4.11	4.09	4.44
	UAH	0.21	0.21	0.21	0.20	0.19	0.23	0.26	0.23	0.23
	USD	0.043	0.042	0.043	0.041	0.040	0.037	0.034	0.029	0.029
	USD	0.043	0.042	0.043	0.041	0.040	0.037	0.034	0.029	0.029
	AMD	13.1	13.0	12.9	12.5	11.9	11.2	10.5	9.6	10.9
	GEL	0.06	0.06	0.06	0.06	0.06	0.06	0.06	0.05	0.05

2009 | 21 | Source: Prime TASS, National Banks of the CIS countries

© Beeline 2009

Composition of the CIS Business 1Q 2009

Revenues, RUR mln

5,223
1,609
1,984
1,787
487
205
11,287
Kazakhstan
Ukraine
Uzbekistan
Armenia
Tajikistan
Georgia
CIS Total

OIBDA, RUR mln

2,672
215
1,122
924
164
-18
5,079
Kazakhstan
Ukraine
Uzbekistan
Armenia
Tajikistan
Georgia
CIS Total

CAPEX, RUR mln

191
96
50
9
15
55
416
Kazakhstan
Ukraine
Uzbekistan
Armenia
Tajikistan
Georgia
CIS Total

2009 | 22

© Beeline 2009

CIS Mobile: Financial Highlights

Kazakhstan
4.30
3.93
4.31
4.75
5.28
5.15
2.27
1.98
2.23
2.50
2.56
2.58
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Ukraine
0.85
0.88
1.08
1.65
1.30
0.89
0.09
0.03
0.06
-0.22
0.16
-0.002
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Uzbekistan
0.90
0.94
1.17
1.35
1.73
1.88
0.44
0.50
0.64
0.77
0.90
1.08
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Armenia
0.58
0.56
0.62
0.77
0.74
0.72
0.24
0.25
0.24
0.34
0.34
0.36
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Tajikistan
0.20
0.20
0.27
0.36
0.45
0.49
0.03
0.03
0.06
0.12
0.14
0.16
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Georgia
0.02
0.06
0.09
0.13
0.16
0.21
-0.06
-0.05
-0.05
-0.03
-0.03
-0.02
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Revenue, RUR bn
OIBDA, RUR bn

2009 | 23 | © Beeline 2009

CIS Mobile: Subscribers, mln

Kazakhstan
4.6
4.8
5.1
5.6
6.3
6.4
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Ukraine
1.9
2.0
2.1
2.4
2.1
1.9
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Uzbekistan
2.1
2.4
2.8
3.1
3.6
3.7
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Armenia
0.44
0.52
0.65
0.78
0.54
0.48
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Tajikistan
0.34
0.38
0.44
0.53
0.62
0.72
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
Georgia
0.07
0.15
0.17
0.19
0.23
0.25
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09

2009 | 24

© Beeline 2009

CIS Mobile: ARPU & MOU Development

Beeline

Kazakhstan
321 280 290 294 295 269
99 99 110 108 101 81
Ukraine
138 147 178 235 190 151
183 210 231 262 230 213
Uzbekistan
168 141 156 158 179 177
283 265 295 299 289 239
Armenia
429 392 363 337 372 479
172 159 165 140 150 175
Tajikistan
222 195 221 251 263 240
216 206 241 256 243 172
Georgia
219 179 194 239 266 286
122 87 89 110 130 121
4Q 07 1Q 08 2Q 08 3Q 08 4Q 08 1Q 09
ARPU (RUR)
MOU (min)

2009 | 25 |

© Beeline 2009

CIS Mobile: Subscriber Market Shares*

Beeline

Kazakhstan

4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
VIP
K'Cell
Other

Ukraine

4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
VIP
Kievstar
UMC
Astelit
Other

Uzbekistan

4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
VIP
Uzdunrobita
Coscom
Other

Armenia

4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
VIP
Vivacell

Tajikistan

4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
VIP
TT Mobile
Others

Georgia

4Q 07
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
VIP
Geocell
Magticom

2009 | 26 | * Source: AC&M Consulting.

© Beeline 2009

Reconciliation of Consolidated OIBDA and OIBDA Margin (Unaudited)

Beeline

(RUR millions)	March 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008	March 31, 2008	Dec 31, 2007
	Three months ended					
	Reconciliation of OIBDA to operating income					
OIBDA	**32,166**	**30,648**	**33,636**	**28,889**	**27,315**	**22,636**
Depreciation	(10,452)	(10,325)	(9,687)	(9,097)	(8,661)	(8,176)
Amortization	(2,448)	(2,577)	(2,381)	(2,383)	(1,635)	(1,381)
Impairment loss	0	(12,072)	0	0	0	0
Operating Income	**19,266**	**5,674**	**21,568**	**17,409**	**17,019**	**13,079**
	Reconciliation of OIBDA margin to operating income as percentage of net operating revenue					
OIBDA margin	**48.1%**	**44.0%**	**48.8%**	**46.8%**	**53.4%**	**45.7%**
Less: Depreciation as % of net operating revenues	(15.6%)	(14.9%)	(14.0%)	(14.7%)	(16.9%)	(16.5%)
Less: Amortization as % of net operating revenues	(3.7%)	(3.7%)	(3.5%)	(3.9%)	(3.2%)	(2.8%)
Less: Impairment loss as % of net operating revenues	0.0%	(17.3%)	0.0%	0.0%	0.0%	0.0%
Operating Income	**28.8%**	**8.1%**	**31.3%**	**28.2%**	**33.3%**	**26.4%**

2009 | 27 |
© Beeline 2009

VIP-Group

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	39,145	44,409	49,901	49,538	51,138	61,684	68,933	69,677	66,843
Gross margin	32,120	36,275	40,555	40,487	40,643	47,538	52,096	52,276	50,959
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%	75.0%	76.2%
OIBDA	20,162	23,192	25,899	22,636	27,315	28,889	33,636	30,648	32,166
OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%
SG&A	11,561	12,787	14,198	17,644	12,820	18,278	18,167	21,465	18,206
including Sales & Marketing Expenses	3,581	4,315	4,738	5,408	4,525	5,074	5,867	7,784	5,302
including advertising	1,355	1,726	1,689	2,277	1,682	2,109	2,083	2,766	882
including General & Administrative Costs	7,980	8,472	9,460	12,236	8,295	13,204	12,300	13,681	12,904
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.1%	29.6%	26.4%	30.8%	27.2%
Net income (loss)	7,294	9,291	11,686	9,073	14,587	11,109	6,513	-22,243	-8,514
Capital Expenditures	7,984	8,658	8,643	19,613	8,696	15,689	16,799	23,328	3,925

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	38,244	43,498	48,943	48,642	47,153	51,457	58,245	58,558	54,917
including Mobile Interconnect	5,493	6,235	6,878	7,477	7,269	7,638	8,606	8,902	8,168
Mobile OIBDA	19,737	22,713	25,401	22,074	26,004	26,077	30,252	26,968	27,388
Mobile OIBDA, %	51.6%	52.2%	51.9%	45.4%	55.1%	50.7%	51.9%	46.1%	49.9%

Subscribers (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758	61,029	62,724

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	901	911	958	896	4,248	11,260	12,367	13,595	15,018
including business segment	0	0	0	0	1,804	5,366	5,698	5,950	6,265
including wholesale segment	0	0	0	0	1,228	3,916	4,710	5,388	6,359
including residential segment	901	911	958	896	1,216	1,978	1,959	2,257	2,394
Fixed OIBDA	425	479	498	562	1,336	2,848	3,438	3,770	4,918
Fixed OIBDA, %	47.2%	52.6%	52.0%	62.7%	31.5%	25.3%	27.8%	27.7%	32.7%

Broadband subscribers (‘000)	0	0	0	0	542	617	780	1,206	1,538
Broadband services ARPU, blended, RUR	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

OTHER	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Other revenues	n/a	n/a	n/a	n/a	0.0	0.0	0.0	0.0	0.0
Other OIBDA	n/a	n/a	n/a	n/a	-25.0	-36.0	-54.0	-90.0	-140.0
Other OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	20,162	23,192	25,899	22,636	27,315	28,889	33,636	30,648	32,166
Depreciation	(7,081)	(7,380)	(7,286)	(8,176)	(8,661)	(9,097)	(9,687)	(10,325)	(10,452)
Amortization	(1,402)	(1,392)	(1,418)	(1,381)	(1,635)	(2,383)	(2,381)	(2,577)	(2,448)
Impairment loss	0	0	0	0	0	0	0	(12,072)	0
Operating income	11,679	14,420	17,195	13,079	17,019	17,409	21,568	5,674	19,266

OIBDA margin total	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%
Less: Depreciation as a percentage of net operating revenues	(18.1)%	(16.6)%	(14.6)%	(16.5)%	(16.9)%	(14.7)%	(14.0)%	(14.9)%	(15.6)%
Less: Amortization as a percentage of net operating revenues	(3.6)%	(3.1)%	(2.8)%	(2.8)%	(3.2)%	(3.9)%	(3.5)%	(3.7)%	(3.7)%
Less: Impairment loss as a percentage of net operating revenues	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(17.3)%	0.0%
Operating income as a percentage of net operating revenues	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%	8.1%	28.8%

Russia

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	33,648	37,759	42,171	41,938	43,597	52,915	58,816	58,809	56,272
Gross margin	28,004	31,257	34,784	34,762	35,049	40,881	44,892	44,157	42,663
Gross margin, %	83.2%	82.8%	82.5%	82.9%	80.4%	77.3%	76.3%	75.1%	75.8%
OIBDA	17,796	20,167	22,226	19,060	24,081	25,041	29,457	25,849	27,227
OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.2%	47.3%	50.1%	44.0%	48.4%
SG&A	9,858	10,829	12,177	15,592	10,514	15,521	15,191	18,198	14,936
including Sales & Marketing Expenses	2,998	3,645	4,044	4,594	3,823	4,273	4,918	6,706	4,485
including advertising	1,112	1,448	1,423	1,955	1,357	1,748	1,747	2,351	659
including General & Administrative Costs	6,860	7,184	8,133	10,998	6,691	11,248	10,273	11,492	10,451
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.1%	29.3%	25.8%	30.9%	26.5%
Net income (loss)	7,375	9,198	10,781	8,962	14,954	10,616	6,274	-12,132	-6,722
Capital Expenditures	5,249.0	4,886.0	5,531.0	11,516.0	5,022.0	10,010.0	12,224.0	17,495.0	3,070.0

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	33,648	37,759	42,171	41,938	40,644	44,004	49,401	48,987	45,653
including Mobile Interconnect	4,491	5,259	5,725	6,232	6,128	6,378	7,006	7,173	6,604
Mobile OIBDA	17,796	20,167	22,226	19,060	23,265	22,895	26,772	22,902	23,222
Mobile OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.2%	52.0%	54.2%	46.8%	50.9%

Subscribers (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093	47,677	49,351
ARPU, RUR	286.7	319.1	342.6	332.6	320.7	347.6	368.2	340.6	306.6
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5	227.8	203.0
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%	9.0%	8.4%
Subscriber market share, %	31.2%	30.9%	30.4%	29.9%	25.0%	24.6%	25.1%	25.4%	25.9%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	3,191	9,788	10,789	11,962	13,308
including business segment	0	0	0	0	1,648	4,891	5,160	5,463	5,789
including wholesale segment	0	0	0	0	1,200	3,788	4,523	5,188	6,134
including residential segment	0	0	0	0	343	1,109	1,106	1,311	1,385
Fixed OIBDA	0	0	0	0	816	2,146	2,685	2,947	4,005
Fixed OIBDA, %	0	0	0	0	25.6%	21.9%	24.9%	24.6%	30.1%

Broadband subscribers (‘000)	0	0	0	0	530	604	764	1,182	1,498
Broadband services ARPU, blended, RUR	0	0	0	0	427.1	399.5	374.2	374.2	372.2

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	17,796	20,167	22,226	19,060	24,081	25,041	29,457	25,849	27,227
Depreciation	(6,121)	(6,217)	(6,373)	(6,631)	(6,969)	(7,318)	(8,047)	(7,999)	(8,195)
Amortization	(751)	(736)	(752)	(754)	(852)	(1,454)	(1,298)	(1,412)	(1,313)
Impairment loss	0	0	0	0	0	0	0	(8,591)	0
Operating income	10,924	13,214	15,101	11,675	16,260	16,269	20,112	7,847	17,719

OIBDA margin total	52.9%	53.4%	52.7%	45.4%	55.2%	47.3%	50.1%	44.0%	48.4%
Less: Depreciation as a percentage of net operating revenues	(18.2)%	(16.5)%	(15.1)%	(15.8)%	(15.9)%	(13.9)%	(13.7)%	(28.3)%	(14.6)%
Less: Amortization as a percentage of net operating revenues	(2.2)%	(1.9)%	(1.8)%	(1.8)%	(2.0)%	(2.7)%	(2.2)%	(2.4)%	(2.3)%
Less: Impairment loss as a percentage of net operating revenues	0	0	0	0	0	0	0	(33.2)%	0.0%
Operating income as a percentage of net operating revenues	32.5%	35.0%	35.8%	27.8%	37.3%	30.7%	34.2%	13.3%	31.5%

CIS

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	5,549	6,727	7,797	7,753	7,687	9,170	10,663	11,441	11,287
Gross margin	4,125	5,034	5,771	5,741	5,599	6,664	7,226	8,129	8,305
Gross margin, %	74.3%	74.8%	74.0%	74.0%	72.8%	72.7%	67.8%	71.1%	73.6%
OIBDA	2,366	3,024	3,673	3,575	3,259	3,885	4,232	4,889	5,079
OIBDA, %	42.6%	45.0%	47.1%	46.1%	42.4%	42.4%	39.7%	42.7%	45.0%
SG&A	1,712	1,974	2,022	2,068	2,287	2,727	2,945	3,186	3,140
including Sales & Marketing Expenses	583	671	694	814	703	801	949	1,078	771
including advertising	243	293	267	322	325	363	351	416	223
including General & Administrative Costs	1,129	1,303	1,328	1,254	1,584	1,926	1,996	2,108	2,369
SG&A, %	30.9%	29.3%	25.9%	26.7%	29.8%	29.7%	27.6%	27.8%	27.8%
Net income (loss)	-81	93	905	111	-346	528	323	-7,593	-374
Capital Expenditures	2,735	3,771	3,112	8,097	3,543	5,645	4,527	5,547	416

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	4,648	5,816	6,839	6,857	6,570	7,536	8,999	9,655	9,331
including Mobile Interconnect	747	976	1,153	1,245	1,141	1,260	1,605	1,736	1,570
Mobile OIBDA	1,941	2,545	3,175	3,013	2,739	3,182	3,479	4,065	4,166
Mobile OIBDA, %	41.8%	43.8%	46.4%	43.9%	41.7%	42.2%	38.7%	42.1%	44.6%

Subscribers (‘000)	7,153	7,562	8,884	9,519	10,214	11,222	12,665	13,352	13,373

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	901	911	958	895	1,140	1,751	1,907	1,991	2,169
including business segment	0	0	0	0	158	476	536	490	476
including wholesale segment	0	0	0	0	92	334	423	446	557
including residential segment	901	911	958	896	890	941	948	1,055	1,136
Fixed OIBDA	425	479	498	562	520	703	753	824	913
Fixed OIBDA, %	47.2%	52.6%	52.0%	62.8%	45.6%	40.1%	39.5%	41.4%	42.1%

Broadband subscribers (‘000)	0	0	0	0	12	13	16	24	40
Broadband services ARPU, blended, US$	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	2,366	3,024	3,673	3,575	3,259	3,885	4,232	4,889	5,079
Depreciation	(960)	(1,163)	(913)	(1,545)	(1,692)	(1,779)	(1,640)	(2,323)	(2,253)
Amortization	(651)	(655)	(666)	(627)	(783)	(929)	(1,083)	(1,165)	(1,135)
Impairment loss	0	0	0	0	0	0	0	(2,456)	0
Operating income	755	1,206	2,094	1,403	784	1,177	1,509	(1,055)	1,691

OIBDA margin total	42.6%	45.0%	47.1%	46.1%	42.4%	42.4%	39.7%	42.7%	45.0%
Less: Depreciation as a percentage of net operating revenues	(17.3)%	(17.4)%	(11.7)%	(19.9)%	(22.0)%	(19.5)%	(15.3)%	(20.2)%	(19.9)%
Less: Amortization as a percentage of net operating revenues	(11.7)%	(9.7)%	(8.5)%	(8.1)%	(10.2)%	(10.1)%	(10.2)%	(10.2)%	(10.1)%
Less: Impairment loss as a percentage of net operating revenues	0	0	0	0	0	0	0	(21.5)%	0.0%
Operating income as a percentage of net operating revenues	13.6%	17.9%	26.9%	18.1%	10.2%	12.8%	14.2%	(9.2)%	15.0%

Kazakhstan

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	3,141	3,862	4,264	4,304	3,951	4,377	4,815	5,369	5,223
Gross margin	2,320	2,895	3,115	3,164	2,884	3,328	3,701	4,057	3,958
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.9%	75.6%	75.8%
OIBDA	1,631	2,078	2,248	2,272	1,988	2,277	2,573	2,663	2,672
OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.3%	52.0%	53.4%	49.6%	51.2%
SG&A	669	820	833	833	844	1,028	1,112	1,374	1,268
including Sales & Marketing Expenses	289	368	353	422	313	357	425	618	402
including advertising	98	116	128	137	114	137	133	241	101
including General & Administrative Costs	380	452	480	411	531	671	687	756	866
SG&A, %	21.3%	21.2%	19.5%	19.4%	21.4%	23.5%	23.1%	25.6%	24.3%
Net income (loss)	346	424	552	488	341	461	726	2,083	-426
Capital Expenditures	822	1,184	1,033	2,376	1,034	1,311	1,868	2,172	191

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	3,141	3,862	4,264	4,304	3,932	4,312	4,750	5,282	5,145
including Mobile Interconnect	540	685	727	814	689	729	780	857	794
Mobile OIBDA	1,631	2,078	2,248	2,272	1,979	2,225	2,495	2,558	2,584
Mobile OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.3%	51.6%	52.5%	48.4%	50.2%

Subscribers (‘000)	3,501	3,858	4,343	4,604	4,777	5,098	5,614	6,270	6,377
ARPU, RUR	320.1	352.2	346.1	321.1	280.3	289.9	294.1	294.6	268.5
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1	100.5	81.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%	7.3%	9.2%
Subscriber market share, %	50.2%	49.3%	47.3%	46.5%	39.5%	39.6%	41.2%	43.4%	43.8%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	27	115	146	194	166
including business segment	0	0	0	0	7	23	20	28	23
including wholesale segment	0	0	0	0	20	92	126	165	141
including residential segment	0	0	0	0	0	0	0	1	2
Fixed OIBDA	0	0	0	0	9	52	78	105	88
Fixed OIBDA, %	0	0	0	0	33.3%	45.2%	53.4%	54.1%	53.0%

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	1,631	2,078	2,248	2,272	1,988	2,277	2,573	2,663	2,672
Depreciation	(416)	(454)	(382)	(497)	(520)	(607)	(583)	(783)	(812)
Amortization	(241)	(244)	(232)	(238)	(236)	(262)	(385)	(435)	(478)
Operating income	974	1,380	1,634	1,537	1,232	1,408	1,605	1,445	1,382

OIBDA margin total	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.2%
Less: Depreciation as a percentage of net operating revenues	(13.3)%	(11.7)%	(8.9)%	(11.5)%	(13.3)%	(13.8)%	(12.1)%	(14.6)%	(15.5)%
Less: Amortization as a percentage of net operating revenues	(7.7)%	(6.4)%	(5.4)%	(5.6)%	(6.0)%	(6.0)%	(8.0)%	(8.1)%	(9.2)%
Operating income as a percentage of net operating revenues	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%	26.9%	26.5%

Ukraine

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	429	615	943	851	1,086	1,683	2,283	1,922	1,609
Gross margin	249	349	595	514	649	933	766	925	903
Gross margin, %	58.0%	56.7%	63.1%	60.4%	59.8%	55.4%	33.6%	48.1%	56.1%
OIBDA	-172	-80	165	90	79	221	-40	316	215
OIBDA, %	n/a	n/a	17.5%	10.6%	7.3%	13.1%	n/a	16.4%	13.4%
SG&A	420	427	420	432	568	709	794	590	663
including Sales & Marketing Expenses	152	141	134	129	163	187	212	128	120
including advertising	102	95	70	85	114	120	110	51	57
including General & Administrative Costs	268	286	286	303	405	522	582	462	543
SG&A, %	97.9%	69.4%	44.5%	50.8%	52.3%	42.1%	34.8%	30.7%	41.2%
Net income (loss)	-484	-446	-164	-433	-478	-136	-890	-8,810	-488
Capital Expenditures	772	1,190	664	1,359	644	1,279	1,137	1,578	96

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	429	615	943	851	883	1,079	1,653	1,296	894
including Mobile Interconnect	141	197	277	269	280	316	485	405	299
Mobile OIBDA	-172	-80	165	90	28	59	-215	155	-2
Mobile OIBDA, %	-40.1%	-13.0%	17.5%	10.6%	3.2%	5.5%	n/a	12.0%	-0.2%

Subscribers (‘000)	1,953	1,822	2,212	1,941	1,971	2,111	2,403	2,052	1,894
ARPU, RUR	79.5	109.4	149.3	137.5	147.3	177.8	234.9	189.9	151.4
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5	230.0	213.3
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%	32.2%	21.9%
Subscriber market share, %	4.5%	5.2%	5.1%	4.8%	3.5%	3.8%	4.3%	3.6%	3.4%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	216	670	787	719	836
including business segment	0	0	0	0	133	398	458	402	376
including wholesale segment	0	0	0	0	72	241	295	279	416
including residential segment	0	0	0	0	11	31	34	38	44
Fixed OIBDA	0	0	0	0	51	162	175	161	217
Fixed OIBDA, %	0	0	0	0	23.6%	24.2%	22.2%	22.4%	26.0%
Broadband subscribers (‘000)	0	0	0	0	12	13	16	24	40
Broadband services ARPU, blended, RUR	0	0	0	0	363.8	362.7	381.5	369.0	299.8

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	(172)	(80)	165	90	79	221	(40)	316	215
Depreciation	(84)	(112)	(113)	(322)	(274)	(352)	(436)	(406)	(363)
Amortization	(137)	(135)	(133)	(76)	(174)	(294)	(310)	(280)	(231)
Impairment loss	0	0	0	0	0	0	0	(2,456)	0
Operating income	(393)	(327)	(81)	(308)	(369)	(425)	(786)	(2,826)	(379)

OIBDA margin total	n/a	n/a	17.5%	10.6%	7.3%	13.1%	n/a	16.4%	13.4%
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	(12.0)%	(37.9)%	(25.3)%	(20.9)%	n/a	(21.0)%	(22.6)%
Less: Amortization as a percentage of net operating revenues	n/a	n/a	(14.1)%	(8.9)%	(16.0)%	(17.5)%	n/a	(14.6)%	(14.4)%
Less: Impairment loss as a percentage of net operating revenues	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(127.8)%	0.0%
Operating income as a percentage of net operating revenues	n/a	n/a	(8.6)%	(36.2)%	(34.0)%	(25.3)%	n/a	(147.0)%	(23.6)%

Uzbekistan

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	478	601	769	901	958	1,229	1,416	1,813	1,984
Gross margin	399	516	658	765	809	1,016	1,179	1,439	1,597
Gross margin, %	83.5%	85.9%	85.6%	84.9%	84.4%	82.7%	83.3%	79.4%	80.5%
OIBDA	227	295	432	438	509	657	798	932	1,122
OIBDA, %	47.5%	49.1%	56.2%	48.6%	53.1%	53.5%	56.4%	51.4%	56.6%
SG&A	169	216	221	322	298	353	374	499	462
including Sales & Marketing Expenses	74	64	98	129	119	120	160	192	129
including advertising	18	22	27	35	49	45	55	63	31
including General & Administrative Costs	95	152	123	193	179	233	214	307	333
SG&A, %	35.4%	35.9%	28.7%	35.7%	31.1%	28.7%	26.4%	27.5%	23.3%
Net income (loss)	65	110	175	147	183	340	533	320	332
Capital Expenditures	208	479	608	2,061	1,162	1,955	688	471	50

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	478	601	769	901	939	1,168	1,345	1,731	1,884
including Mobile Interconnect	0.000	0.100	0.100	0.100	0.200	0.200	0.300	93.000	103.000
Mobile OIBDA	227	295	432	438	502	642	774	900	1,082
Mobile OIBDA, %	47.5%	49.1%	56.2%	48.6%	53.5%	55.0%	57.5%	52.0%	57.4%

Subscribers (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0	3,636.2	3,653.1
ARPU, RUR	177.1	186.7	193.1	168.0	141.4	155.8	157.5	178.5	177.1
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5	288.6	238.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%	14.9%	15.1%
Subscriber market share, %	33.1%	32.7%	35.6%	37.3%	33.6%	31.2%	29.8%	29.6%	27.9%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	19	61	71	82	101
including business segment	0	0	0	0	17	54	57	60	77
including wholesale segment	0	0	0	0	1	2	2	3	0
including residential segment	0	0	0	0	1	5	12	19	24
Fixed OIBDA	0	0	0	0	7	15	24	32	40
Fixed OIBDA, %	0	0	0	0	37.5%	24.6%	33.8%	39.0%	39.6%
Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	227	295	432	438	509	657	798	932	1,122
Depreciation	(81)	(86)	(102)	(126)	(165)	(158)	(173)	(243)	(387)
Amortization	(89)	(88)	(88)	(86)	(92)	(89)	(91)	(125)	(138)
Operating income	57	121	242	226	252	410	534	564	597

OIBDA margin total	47.5%	49.1%	56.2%	48.6%	53.1%	53.5%	56.4%	51.4%	56.6%
Less: Depreciation as a percentage of net operating revenues	(17.0)%	(14.4)%	(13.3)%	(14.0)%	(17.2)%	(12.9)%	(12.3)%	(13.4)%	(19.5)%
Less: Amortization as a percentage of net operating revenues	(18.6)%	(14.6)%	(11.4)%	(9.5)%	(9.6)%	(7.2)%	(6.4)%	(6.9)%	(7.0)%
Operating income as a percentage of net operating revenues	11.9%	20.1%	31.5%	25.1%	26.3%	33.4%	37.7%	31.1%	30.1%

Armenia

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	1,425	1,511	1,617	1,474	1,433	1,528	1,667	1,738	1,787
Gross margin	1,116	1,190	1,272	1,166	1,111	1,181	1,274	1,327	1,401
Gross margin, %	78.3%	78.8%	78.7%	79.1%	77.5%	77.3%	76.4%	76.4%	78.4%
OIBDA	718	777	838	801	704	717	813	867	924
OIBDA, %	50.4%	51.4%	51.8%	54.3%	49.1%	46.9%	48.8%	49.9%	51.7%
SG&A	373	382	405	330	406	442	447	454	449
including Sales & Marketing Expenses	44	57	62	85	65	89	90	68	57
including advertising	16	21	20	42	28	39	27	32	19
including General & Administrative Costs	329	325	343	245	341	353	357	386	392
SG&A, %	26.2%	25.3%	25.0%	22.4%	28.3%	28.9%	26.8%	26.1%	25.1%
Net income (loss)	67	102	407	6	-365	-31	90	-328	339
Capital Expenditures	142	527	528	1,091	356	494	462	646	9

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	524	600	659	578	555	623	764	742	721
including Mobile Interconnect	60	83	105	105	109	124	194	194	177
Mobile OIBDA	293	298	340	239	251	243	337	341	356
Mobile OIBDA, %	55.9%	49.7%	51.6%	41.3%	45.2%	39.0%	44.1%	46.0%	49.4%

Subscribers (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6	544.3	480.8
ARPU, RUR	339.2	447.4	450.0	429.4	391.7	362.5	336.9	371.6	478.7
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9	150.0	174.7
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%	45.7%	24.5%
Subscriber market share, %	37.3%	33.5%	33.6%	26.1%	26.9%	30.5%	30.5%	21.2%	19.0%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	901	911	958	896	878	905	903	996	1,066
including business segment	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0
including residential segment	901	911	958	896	878	905	903	996	1,066
Fixed OIBDA	425	479	498	562	453	474	476	526	568
Fixed OIBDA, %	47.2%	52.6%	52.0%	62.7%	51.6%	52.4%	52.7%	52.8%	53.3%

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	718	777	838	801	704	717	813	867	924
Depreciation	(367)	(484)	(272)	(539)	(654)	(540)	(321)	(723)	(479)
Amortization	(154)	(152)	(177)	(191)	(245)	(232)	(243)	(270)	(223)
Operating income	197	141	389	71	(195)	(55)	249	(126)	222

OIBDA margin total	50.4%	51.4%	51.8%	54.3%	49.1%	46.9%	48.8%	49.9%	51.7%
Less: Depreciation as a percentage of net operating revenues	(25.8)%	(32.0)%	(16.8)%	(36.5)%	(45.6)%	(35.3)%	(19.3)%	(41.6)%	(26.8)%
Less: Amortization as a percentage of net operating revenues	(10.8)%	(10.1)%	(10.9)%	(13.0)%	(17.1)%	(15.2)%	(14.6)%	(15.5)%	(12.5)%
Operating income as a percentage of net operating revenues	13.8%	9.3%	24.1%	4.8%	(13.6)%	(3.6)%	14.9%	(7.2)%	12.4%

Tajikistan

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	75	134	195	199	203	266	358	448	487
Gross margin	41	84	131	125	126	170	243	312	348
Gross margin, %	54.7%	62.7%	67.2%	62.8%	62.1%	63.9%	67.9%	69.6%	71.5%
OIBDA	-9	2	42	33	32	63	115	144	164
OIBDA, %	-12.0%	1.5%	21.5%	16.6%	15.8%	23.7%	32.1%	32.1%	33.7%
SG&A	50	81	90	87	98	107	126	168	184
including Sales & Marketing Expenses	21	33	37	34	30	33	42	48	43
including advertising	8	17	13	12	13	13	13	13	10
including General & Administrative Costs	29	48	53	53	68	74	84	120	141
SG&A, %	66.7%	60.4%	46.2%	43.7%	48.3%	40.2%	35.2%	37.5%	37.8%
Net income (loss)	-26	-46	-7	-62	-30	-71	-7	-20	-8
Capital Expenditures	354	148	156	498	176	319	156	488	15

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	75	134	195	199	203	266	358	448	487
including Mobile Interconnect	6	11	42	51	48	68	114	148	147
Mobile OIBDA	-9	2	42	33	32	63	115	144	164
Mobile OIBDA, %	n/a	1.5%	21.5%	16.6%	15.8%	23.7%	32.1%	32.1%	33.7%

Subscribers (‘000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6	624.6	722.3
ARPU, RUR	228.2	261.6	276.8	221.9	194.7	221.1	250.7	262.5	239.7
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9	243.4	171.7
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%	12.7%	2.7%
Subscriber market share, %	11.2%	15.2%	16.7%	18.1%	16.5%	17.4%	18.3%	18.3%	19.8%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	-9	2	42	33	32	63	115	144	164
Depreciation	(9)	(15)	(24)	(36)	(42)	(75)	(74)	(94)	(115)
Amortization	(4)	(4)	(4)	(4)	(4)	(8)	(6)	(7)	(8)
Operating income	(22)	(17)	14	(7)	(14)	(20)	35	43	41

OIBDA margin total	n/a	1.5%	21.5%	16.6%	15.8%	23.7%	32.1%	32.1%	33.7%
Less: Depreciation as a percentage of net operating revenues	n/a	(11.2)%	(12.2)%	(18.1)%	(20.7)%	(28.2)%	(20.6)%	(20.9)%	(23.7)%
Less: Amortization as a percentage of net operating revenues	n/a	(3.0)%	(2.1)%	(2.0)%	(2.0)%	(3.0)%	(1.7)%	(1.6)%	(1.6)%
Operating income as a percentage of net operating revenues	n/a	(12.7)%	7.2%	(3.5)%	(6.9)%	(7.5)%	9.8%	9.6%	8.4%

Georgia

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	1	4	9	23	59	92	131	162	205
Gross margin	0	0	1	6	20	37	63	71	99
Gross margin, %	-10.0%	-7.5%	11.1%	26.1%	33.9%	40.2%	48.1%	43.8%	48.3%
OIBDA	-31	-49	-53	-59	-53	-50	-27	-33	-18
OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
SG&A	31	48	53	64	73	87	90	102	117
including Sales & Marketing Expenses	4	8	10	14	13	15	20	24	20
including advertising	1	22	8	10	7	9	14	16	6
including General & Administrative Costs	27	40	43	50	60	72	70	78	97
SG&A, %	n/a	n/a	588.9%	278.3%	123.7%	94.6%	68.7%	63.0%	57.1%
Net income (loss)	-49	-51	-59	-36	3	-35	-129	-838	-123
Capital Expenditures	437	243	123	712	171	287	216	192	55

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	1.0	4.0	9.0	23.0	59.0	92.0	131.0	162.0	205.0
including Mobile Interconnect	0.0	0.0	1.0	6.0	15.0	22.0	31.0	40.0	51.0
Mobile OIBDA	-31.0	-49.0	-53.0	-59.0	-53.0	-50.0	-27.0	-33.0	-18.0
Mobile OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Subscribers (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0	225.1	246.4
ARPU, RUR	82.5	124.2	176.5	219.0	178.8	194.1	238.9	265.7	285.5
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8	129.8	121.2
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%	11.7%	7.8%
Subscriber market share, %	0.4%	0.8%	1.6%	3.5%	4.7%	4.9%	5.3%	6.0%	6.5%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	(31.0)	(49.0)	(53.0)	(59.0)	(53.0)	(50.0)	(27.0)	(33.0)	(18.0)
Depreciation	(2.0)	(12.0)	(19.0)	(27.0)	(37.0)	(45.0)	(52.0)	(73.0)	(96.0)
Amortization	(26.0)	(32.0)	(32.0)	(31.0)	(32.0)	(46.0)	(48.0)	(49.0)	(57.0)
Operating income	(59.0)	(93.0)	(104.0)	(117.0)	(122.0)	(141.0)	(127.0)	(155.0)	(171.0)

OIBDA margin total	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Amortization as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Other

(in RUR millions, unless stated otherwise)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	0.0	0.0	0.0	0.0	0.0
Gross margin	0	0	0	0	0.0	0.0	0.0	0.0	0.0
Gross margin, %	0	0	0	0	n/a	n/a	n/a	n/a	n/a
OIBDA	0	0	0	0	-25	-36	-54	-90	-140
OIBDA, %	0	0	0	0	n/a	n/a	n/a	n/a	n/a
SG&A	0	0	0	0	21.0	33.0	50.0	87.0	136.0
including Sales & Marketing Expenses	0	0	0	0	0.0	0.0	0.0	0.0	0.0
including advertising	0	0	0	0	0.0	0.0	0.0	0.0	0.0
including General & Administrative Costs	0	0	0	0	0.0	0.0	0.0	87.0	136.0
SG&A, %	0	0	0	0	n/a	n/a	n/a	n/a	n/a
Net income (loss)	0	0	0	0	-21	-35	-84	-2,518	-1,418
Capital Expenditures	0	0	0	0	131	34	48	286	439

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	0	0	0	0	0
including Mobile Interconnect	0	0	0	0	0	0	0	0	0
Mobile OIBDA	0	0	0	0	0	0	0	0	0
Mobile OIBDA, %	0	0	0	0	0	0	0	0	0

Subscribers (‘000)	0	0	0	0	0	0	0	0	0
ARPU, RUR	0	0	0	0	0	0	0	0	0
MOU, min	0	0	0	0	0	0	0	0	0
Churn 3 months active base (quarterly), %	0	0	0	0	0	0	0	0	0
Subscriber market share, %	0	0	0	0	0	0	0	0	0

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0

OTHER	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
Net operating revenues					0.0	0.0	0.0	0.0	0.0
OIBDA					-25.0	-36.0	-54.0	-90.0	-140.0
OIBDA, %					n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009
OIBDA	0	0	0	0	(25.0)	(36.0)	(54.0)	(90.0)	(140.0)
Depreciation	0	0	0	0	—	-1.0	(1.0)	(3.0)	(4.0)
Amortization	—	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	0.0	0.0	(1,026.0)	—
Operating income	0	0	0	0	(25.0)	(37.0)	(55.0)	(1,119.0)	(144.0)

OIBDA margin total	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Amortization as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Less: Impairment loss as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a